Exhibit 99
                                                                      ----------

                               SEABRIDGE GOLD INC.

                                  NEWS RELEASE

TRADING SYMBOLS: TSX-V: SEA                                FOR IMMEDIATE RELEASE
                 AMEX:  SA                                          MAY 18, 2005


              NEW STRUCTURAL INTERPRETATION POINTS TO HIGHER GRADES
                   AT SEABRIDGE GOLD'S COURAGEOUS LAKE DEPOSIT
   HOLE CL-039 INTERSECTS 81 METERS AT 5.37 GPT GOLD, 79% ABOVE MODELED GRADE

TORONTO, CANADA... Seabridge Gold announced today that it has successfully drill-tested a structural interpretation to find higher grade zones within the existing FAT deposit at its 100% owned Courageous Lake gold project in the Northwest Territories, Canada. The results point to the potential to increase the overall grade of the deposit by testing other similar structures known to exist within the FAT resource.

In February, Seabridge initiated a drill program designed to test the potential for strike extensions of the FAT deposit to the north and south and to test a concept for controls on the localization of higher grade zones within the resource. Results of the drilling to test for strike extensions are pending and will be released at a later date.

Based on the distribution of gold grades and geological observations over the past two drill campaigns, Seabridge geologists postulated that east-west trending structures could exert a control on the distribution of higher grade gold concentrations within the FAT deposit. Past drilling on the deposit was oriented in an east-west direction, limiting the potential to define and incorporate this structural control in the resource model. Drill hole CL-039 was orientated north-south in order to cross one of these structures. Drill hole CL-039 intersected much higher grade mineralization than predicted in the resource model.

Seabridge Gold's Senior Vice President, Bill Threlkeld, said the new structural interpretation of gold distribution within the FAT deposit could result in a material increase in average grade. "Previously, we had thought that higher grade zones were defined by the rock unit, particularly coarse felsic tuff. This new structural control opens up the possibility for considerably more high grade mineralization by applying these new controls to areas not previously tested by drilling in a north-south orientation. There are at least seven targets that should be drilled in this way." . The average grade of zones above a 1.0 gram per tonne cutoff grade within CL-039 was 79% higher than predicted by the FAT deposit block model. A comparison of actual assay versus expected results from the block model are as follows:

   ------------------------------------------------------------------------------------------------------------
                ASSAY RESULTS FROM CL-039                         PREDICTED RESULTS FROM BLOCK MODEL
   ------------------------------------------------------------------------------------------------------------
       FROM          TO       INTERVAL     GOLD GRADE       FROM          TO         INTERVAL     GOLD GRADE
     (METERS)     (METERS)    (METERS)        (G/T)       (METERS)     (METERS)      (METERS)        (G/T)
   ------------------------------------------------------------------------------------------------------------
      33.60         53.75       20.15         5.54          33.60        53.75        20.15          4.01
   ------------------------------------------------------------------------------------------------------------
      89.55        150.56       61.01         5.32          89.55       150.56        61.01          2.67
   ------------------------------------------------------------------------------------------------------------


         ===============================================================
            172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3
               Telephone: (416) 367-9292 Facsimile: (416) 367-2711

NATIONAL INSTRUMENT 43-101 DISCLOSURE

Seabridge's Courageous Lake project covers 53 kilometers of the Matthews Lake Greenstone Belt which hosts the 2 kilometer long FAT deposit. The FAT deposit contains an estimated 3.54 million ounces in the measured and indicated categories (44.2 million tonnes grading 2.49 grams of gold per tonne) plus an additional estimated 4.89 million ounces in the inferred category (65.5 million tonnes grading 2.32 grams of gold per tonne). An independent engineering study to define the project economics is now nearing completion and should be released in June. Exploration activities at the Courageous Lake gold project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101.

Seabridge has been designed to provide its shareholders maximum leverage to the price of gold. The Company has acquired a 100% interest in eight North American gold projects which collectively contain an estimated 9.10 million ounces of resources in the measured and indicated categories (246.3 million tonnes grading
1.15 grams of gold per tonne) plus an additional estimated 7.55 million ounces of resources in the inferred category (203.1 million tonnes grading 1.16 grams of gold per tonne). (See http://www.seabridgegold.net/Resource.htm for a breakdown of these gold resources by project as well as detailed technical information in respect of the projects and the resource calculations). The Company continues to seek expansion of its gold resource base by acquisition of new projects and exploration programs largely funded by partners.

ALL RESOURCE ESTIMATES REPORTED IN THIS DISCLOSURE ARE CALCULATED IN ACCORDANCE WITH THE CANADIAN NATIONAL INSTRUMENT 43-101 AND THE CANADIAN INSTITUTE OF MINING AND METALLURGY CLASSIFICATION SYSTEM. THESE STANDARDS DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE U.S. SECURITIES AND EXCHANGE COMMISSION. MINERAL RESOURCES WHICH ARE NOT MINERAL RESERVES DO NOT HAVE DEMONSTRATED ECONOMIC VIABILITY.

STATEMENTS RELATING TO THE ESTIMATED OR EXPECTED FUTURE PRODUCTION AND OPERATING RESULTS AND COSTS AND FINANCIAL CONDITION OF SEABRIDGE, PLANNED WORK AT THE COMPANY'S PROJECTS AND THE EXPECTED RESULTS OF SUCH WORK ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE GENERALLY, BUT NOT ALWAYS, IDENTIFIED BY WORDS SUCH AS THE FOLLOWING: EXPECTS, PLANS, ANTICIPATES, BELIEVES, INTENDS, ESTIMATES, PROJECTS, ASSUMES, POTENTIAL AND SIMILAR EXPRESSIONS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE REFERENCE TO EVENTS OR CONDITIONS THAT WILL, WOULD, MAY, COULD OR SHOULD OCCUR. INFORMATION CONCERNING EXPLORATION RESULTS AND MINERAL RESERVE AND RESOURCE ESTIMATES MAY ALSO BE DEEMED TO BE FORWARD-LOOKING STATEMENTS, AS IT CONSTITUTES A PREDICTION OF WHAT MIGHT BE FOUND TO BE PRESENT WHEN AND IF A PROJECT IS ACTUALLY DEVELOPED. THESE FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE AT THE TIME THEY ARE MADE, ARE INHERENTLY SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS, INCLUDING, WITHOUT LIMITATION: UNCERTAINTIES RELATED TO RAISING SUFFICIENT FINANCING TO FUND THE PLANNED WORK IN A TIMELY MANNER AND ON ACCEPTABLE TERMS; CHANGES IN PLANNED WORK RESULTING FROM LOGISTICAL, TECHNICAL OR OTHER FACTORS; THE POSSIBILITY THAT RESULTS OF WORK WILL NOT FULFILL PROJECTIONS/EXPECTATIONS AND REALIZE THE PERCEIVED POTENTIAL OF THE COMPANY'S PROJECTS; UNCERTAINTIES INVOLVED IN THE INTERPRETATION OF DRILLING RESULTS AND OTHER TESTS AND THE ESTIMATION OF GOLD RESERVES AND RESOURCES; RISK OF ACCIDENTS, EQUIPMENT BREAKDOWNS AND LABOUR DISPUTES OR OTHER UNANTICIPATED DIFFICULTIES OR INTERRUPTIONS; THE POSSIBILITY OF ENVIRONMENTAL ISSUES AT THE COMPANY'S PROJECTS; THE POSSIBILITY OF COST OVERRUNS OR UNANTICIPATED EXPENSES IN WORK PROGRAMS; THE NEED TO OBTAIN PERMITS AND COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS AND OTHER GOVERNMENT REQUIREMENTS; FLUCTUATIONS IN THE PRICE OF GOLD AND OTHER RISKS AND UNCERTAINTIES, INCLUDING THOSE DESCRIBED IN THE COMPANY'S ANNUAL INFORMATION FORM FILED WITH SEDAR IN CANADA (AVAILABLE AT WWW.SEDAR.COM) FOR THE YEAR ENDED DECEMBER 31, 2004 AND IN THE COMPANY'S 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (AVAILABLE AT WWW.SEC.GOV/EDGAR.SHTML).

FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS, ESTIMATES AND OPINIONS OF THE COMPANY'S MANAGEMENT OR ITS INDEPENDENT PROFESSIONAL CONSULTANTS ON THE DATE THE STATEMENTS ARE MADE.

                                           ON BEHALF OF THE BOARD
                                           "Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   o  Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email:  info@seabridgegold.net

             The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.